May 19, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

450 Fifth Street, NW

Mailstop: 3720

Washington, D.C. 20549

Re:	H&R Block, Inc.
Form 10-K/A amendment No. 2 for year ended April 30, 2005
Filed March 31, 2006
Form 10-Qs for quarters ending July 31, 2005, October 31, 2005 and January
31, 2006
File No. 1-06089

Dear Mr. Spirgel:

This letter responds to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your letter to me dated May 5, 2006, regarding (i) Form 10-K/A amendment No. 2 for year ended April 30, 2005, filed March 31, 2006 and (ii) Form 10-Qs for quarters ending July 31, 2005, October 31, 2005 and January 31, 2006 (the “Staff Comment Letter”).

Comments 1 and 2 in the Staff Comment Letter are reproduced below, with our response immediately following each comment.

We acknowledge that (i) H&R Block, Inc. (the “Company”) is responsible for the accuracy of the disclosures in our SEC filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Commission takes the view that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

May 19, 2006

1.	Form 10-K/A amendment No. 2 for year ended April 30, 2005—Note 2. Restatements of Previously Issued Financial Statements

We note that the restatement reflects an error in calculating the gain on sale of residual interests in fiscal year 2003, resulting in an overstatement in gain on sales of mortgage assets for that year of $37.6 million. Tell us in more detail about the nature of the error that caused the restatement. Also, tell us the period you are recognizing the gain and why this is the appropriate accounting treatment. It is unclear why you are correcting the error by deferring a portion of the gain and recognizing it in subsequent periods as accretion of residual interests.

During fiscal year 2003, we securitized residual interests with a fair value of $199.9 million and a cost basis of $69.0 million. As part of that transaction, we retained an interest in the securitized residuals. The gain on sale was in error because the recognized gain incorrectly included the unrealized gain related to our retained interest in the securitized assets, rather than including the retained interests in the calculation based upon their allocated historical cost.

We received cash proceeds of approximately $142.5 million and retained a residual interest in the securitization with a fair value of $57.4 million and an allocated historical cost of $19.8 million. We originally recorded a gain on sale of $130.9 million, equal to the excess of the $199.9 million fair value (i.e., the cash proceeds plus the fair value of the retained interests) over the $69.0 million cost basis of the residual interests sold. As further explained below, under the correct application of SFAS 140 at the date of transfer of the residual interests, the retained interest in the securitization should have been measured at its allocated carrying amount of $19.8 million rather than its fair value of $57.4 million. As such, we determined that we had overstated our gain on sale of residual interests by $37.6 million.

In accordance with SFAS 140, par. 5, if an entity sells a portion of a financial asset it owns, the portion retained becomes an asset separate from the portion sold and from the assets obtained in exchange. SFAS 140, par. 56 states that “any asset obtained that is not an interest in the transferred asset is part of the proceeds from the sale.” SFAS 140, par. 58 states that “other interests in transferred assets – those that are not part of the proceeds of the transfer – are retained interests over which the transferor has not relinquished control”. Par. 58 further states that the retained interest should be “measured at the date of

United States Securities and Exchange Commission

May 19, 2006

the transfer by allocating the previous carrying amount between the assets sold, if any, and the retained interests, based on their relative fair value.”

Question 62 from the FASB’s Guide to Implementation of Statement 140 further clarifies the appropriate accounting in a situation where the transferred asset previously was accounted for at fair value through accumulated other comprehensive income because it was classified as available for sale under Statement 115 prior to the transfer (which was the case for the residual interests that we sold). Question 62 states that the gain recognized in the income statement at the time of transfer of an available for sale security is in proportion to the amount sold and the amount retained. For example, as illustrated in Question 62, if the unrealized gain prior to the transfer was $50, and if 20% of the asset were sold and 80% of the asset retained, then the gain recognized would be $10 (20% of the unrealized gain). The remaining unrealized gain remains in accumulated other comprehensive income. Our error was that we recognized the entire gain, rather than just the amount related to the portion sold.

With respect to the subsequent accounting, we are recognizing the excess of the expected cash flows from the retained interest over the “initial investment” (i.e., the allocated historical cost) in subsequent periods as accretion of interest income on residual interests in accordance with EITF 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.” Under EITF 99-20, the holder should recognize the excess of all cash flows attributable to the beneficial interest estimated at the transaction date over the initial investment (the accretable yield) as interest income over the life of the beneficial interest using the effective yield method.

2.	Form 10-Q/A for the quarter ended January 31, 2006—Note 6. Mortgage Banking Activities, page 9

We note that you changed your assumptions used to value your MSRs in the quarter ending October 31, 2005. Describe for us the prior method of determining assumptions, the new methodology and the reasons for the change. Also, tell us if your servicing cost assumptions are based on market participant experience or entity specific information. Explain how servicing costs are affected by “interest paid to bondholders on monthly loan prepayments and higher discount rates” as disclosed at page 9.

As explained in more detail in the following paragraphs, we did not implement a change in the method of determining assumptions, rather, we updated the

United States Securities and Exchange Commission

May 19, 2006

assumptions themselves. Our process for determining the assumptions used to value MSRs includes obtaining market participant information from third-party valuations of our MSRs and from industry surveys. That information is supplemented by an evaluation of our own experience as servicer. Based upon our analysis, we then develop assumptions to value MSRs that we believe to be consistent with the assumptions that market participants would use to value our portfolio of MSRs in an arms-length transaction.

Changes in the assumptions used to value MSRs during the quarter ended October 31, 2005 increased the weighted average value of MSRs recorded during the quarter by approximately $17 million (0.14% of mortgage loans sold on a servicing retained basis). The most significant change to our assumptions related to interest paid to bondholders on monthly loan prepayments, accounting for approximately 0.11% of the total 0.14% increase in weighted average value of MSRs recorded during the quarter.

As servicer, we collect monthly payments of principal and interest from mortgage loans and remit monthly payments of principal and interest to bondholders in securitizations. When a mortgage loan is prepaid (full or partial payment of principal ahead of schedule) during any given month, we collect only a partial month interest from the borrower. However, we are contractually required, in many instances, to remit a full month interest to bondholders. This represents a significant cost of servicing. This “prepayment interest shortfall” is largely dependent on the prepayment patterns of borrowers in the specific portfolios and on the contractual interest cut-off and remittance dates with specific investors. Based on our analysis of the servicing portfolio, we determined that a reduction in the assumption of number of days of prepayment interest shortfall was appropriate. Although this assumption necessarily is based on portfolio specific information, we believe that it is not inconsistent with “market-based” data. In other words, market participants would value the MSRs related to our servicing portfolio based on the market’s expectation regarding the specific cash flows from our portfolio. We believe our revised assumption is consistent with the assumption that would be used by a market participant.

Servicing costs are not affected by discount rates. In determining the fair value of MSRs, the discount rate is used to determine the present value of projected net cash flows from the servicing rights.

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United States Securities and Exchange Commission

May 19, 2006

Please contact me at (816) 932-8388 if additional information is necessary in response to the Staff’s comments.

Sincerely,

H&R BLOCK, INC.

/s/ William L. Trubeck

William L. Trubeck